Exhibit 11

AAVID THERMAL TECHNOLOGIES, INC. AND SUBSIDIARIES
Computation of Net Income Per Share
(Amounts in thousands, except share data)

                                                                           (Unaudited)
                                                            QUARTER ENDED               NINE MONTHS ENDED
                                                       Sept. 27,      Sept. 28,      Sept. 27,      Sept. 28,
                                                          1997           1996          1997           1996
                                                          ----           ----          ----           ----

Weighted average shares outstanding                    7,117,644      6,478,127      6,813,902      6,161,317

Net effect of the assumed exercise of stock
    options and warrants - based on the
    treasury stock method                              1,741,261      1,339,873      1,870,483             --

Total                                                  8,858,925      7,818,000      8,684,385      6,161,317

Net income before extraordinary item                  $    2,195     $      802     $    5,823     $   (1,209)

Extraordinary item                                            --             --             --           (171)

Net income                                            $    2,195     $      802     $    5,823     $   (1,380)

Net income per share before extraordinary item        $     0.25     $     0.10     $     0.67     $    (0.20)

Extraordinary item income (expense) per share         $       --     $       --     $       --     $    (0.02)

Net income per share                                  $     0.25     $     0.10     $     0.67     $    (0.22)

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